The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

July 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Seamus O’Brien

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 570 to the Trust’s Registration Statement on Form N-1A, filed on May 17, 2024

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via video-call (the “Comments”) on June 28, 2024, relating to Post-Effective Amendment No. 5570 (“PEA No. 570”) to the Trust’s Registration Statement on Form N-1A filed on May 17, 2024, regarding the Essential 40 Stock ETF (the “Fund”), a series of the Trust. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comments

Comment #1

Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.

Response #1

The Registrant acknowledges the Staff’s comment and will make conforming changes throughout the document.

Alston & Bird LLP	www.alston.com
Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

July 5, 2024 Page 2

Comment #2

We note that portions of the Registration Statement are incomplete. Please fill in all bracketed language and any placeholders and refresh all tables of content prior to effectiveness.

Response #2

The Registrant acknowledges the Staff’s comment and will fill in or update all bracketed language and any placeholders and refresh the Table of Contents prior to effectiveness.

Prospectus

Summary Section – Performance

Comment #3

The Staff notes that on page 5 of the Prospectus in the section “Performance,” it states that “the index is an index created by FSH Trading, LLC”. Please confirm in your response that FSH Trading, LLC is not affiliated with the Adviser.

Response #3

The Registrant confirms that FSH Trading, LLC is not affiliated with the Adviser.

Summary Section – Principal Risks of Investing in the Fund

Comment #4

The Staffs notes that on page 4 of the Prospectus in the section “Principal Risks of Investing in the Fund,” a “New Index Provider Risk” is included. Please consider whether this risk disclosure is relevant.

Response #4

As the index was established over 10 years ago, the Registrant has removed the risk factor in response to the comment.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum